Exhibit 99.1

ENTERA BIO APPOINTS SPIROS JAMAS AS CHIEF EXECUTIVE OFFICER

BOSTON, Massachusetts & JERUSALEM, Israel (November 30, 2020) – Entera Bio Ltd. (NASDAQ: ENTX), a leader in the development of orally delivered large molecule therapeutics, announced today that its Board of Directors has appointed Spiros Jamas, Sc.D. to the role of Chief Executive Officer and a member of the Board of Directors effective January 4, 2021.  Dr. Jamas will succeed Dr. Roger Garceau, who has been serving as interim CEO since August 2020.  Dr. Garceau will continue to serve as a Director of Entera Bio.

“This is an incredibly exciting time to join the talented team at Entera, with several near-term catalysts including multiple data readouts from the ongoing Phase 2 clinical trial of EB613 as well as numerous potential business development opportunities for our platform technology,” said Dr. Jamas.  “I look forward to working with the team at Entera to advance the EB613 osteoporosis development program toward a potential pivotal Phase 3 clinical trial and to progress our pipeline, including the selection of a formulation of EB612 for the treatment of hypoparathyroidism.  With several important data readouts for the Company over the coming months, including the final Phase 2 data from the EB613 Phase 2 trial in the first half of 2021, I believe there is a significant opportunity to create value for Entera’s shareholders and build a sustainable biopharmaceutical company,” continued Dr. Jamas.

Spiros Jamas is a biotech entrepreneur with over 30 years of senior management experience in the biopharmaceutical industry.  He has served as CEO and/or founder of multiple high growth, innovation-driven companies including:  AOBiome Therapeutics, Inc., Tempero Pharmaceuticals, Inc., Enanta Pharmaceuticals, Inc. (Nasdaq:  ENTA) and Alpha-Beta Technology, Inc.  He has assembled high-performance teams to grow these organizations and led first-in-class R&D programs from early discovery through Investigative New Drug Application (IND) submissions and into advanced clinical development.  As founding CEO of AOBiome, he created a leading skin microbiome company that launched the breakthrough skin probiotic AO+ Mist and Mother Dirt Consumer Brand and led the effort to file six IND’s.  At Enanta he led the initiation of the Hepatitis C drug development program.  Over the course of his career, Dr. Jamas has raised over $300 million in funding from a variety of sources including public and private equity and debt.  In addition to his significant experience in building biopharma companies, Dr. Jamas was the Global Healthcare Analyst in the Global Fundamental Strategies group at State Street Global Advisors, the world’s second largest asset management firm.  Dr. Jamas obtained a Doctor of Science in Biotechnology from M.I.T. in 1987, a M.Sc. also from M.I.T. in 1983 and a B.Sc. in Chemical Engineering from UMIST, England.  He is an author and co-inventor on numerous papers and patents.

“On behalf of the Board, I would like to thank Roger for his leadership during the CEO search and am excited that Spiros will be joining us as our CEO and a member of the board of directors.  Spiros’ background, including his experience with drug development and strategy makes him uniquely qualified to lead the Company at this exciting time.  With EB613 Phase 2 data on the horizon and a clear unmet need for oral therapies that may offer osteoporosis patients a more convenient, needle free alternative to the current injectable products currently available, this is a very exciting time for the Company,” stated Gerald Lieberman, Entera’s Chairman of the Board.

The terms of Dr. Jamas’ engagement are subject to the approval of the company's shareholders.

About Entera Bio

Entera is a leader in the development of orally delivered large molecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s proprietary, oral drug delivery technology is designed to address the technical challenges of poor absorption, high variability, and the inability to deliver large molecules to the targeted location in the body through the use of a synthetic absorption enhancer to facilitate the absorption of large molecules, and protease inhibitors to prevent enzymatic degradation and support delivery to targeted tissues. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism are in Phase 2 clinical development. Entera also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has established a collaboration with Amgen Inc. For more information on Entera Bio, visit www.enterabio.com.

Forward Looking Statements

Various statements in this release are “forward-looking statements” under the securities laws. Words such as, but not limited to, “anticipate,” “believe,” “can,” “could,” “expect,” “estimate,” “design,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “predict,” “project,” “target,” “likely,” “should,” “will,” and “would,” or the negative of these terms and similar expressions or words, identify forward-looking statements. Forward-looking statements are based upon current expectations that involve risks, changes in circumstances, assumptions and uncertainties. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.

Important factors that could cause actual results to differ materially from those reflected in Entera’s forward-looking statements include, among others:  changes in our interpretation of the interim data from the ongoing Phase 2 clinical trial of EB613, the timing of data readouts from the ongoing Phase 2 clinical trial of EB613, unexpected changes in our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates; a possible suspension of the Phase 2 clinical trial of EB613 for clinical or data-related reasons; the impact of COVID-19 on Entera’s business operations including the ability to collect the necessary data from the Phase 2 trial of EB613; the potential disruption and delay of manufacturing supply chains, loss of available workforce resources, either by Entera or its collaboration and laboratory partners, due to travel restrictions, lay-offs or forced closures or repurposing of hospital facilities; impacts to research and development or clinical activities that Entera is contractually obligated to provide, such as pursuant to Entera’s agreement with Amgen; overall regulatory timelines, if the FDA or other authorities are closed for prolonged periods, choose to allocate resources to review of COVID-19 related drugs or believe that the amount of Phase 2 clinical data collected are insufficient to initiate a Phase 3 trial, or a meaningful deterioration of the current political, legal and regulatory situation in Israel or the United States; the availability, quality and timing of the data from the Phase 2 clinical trial of EB613 in osteoporosis patients; the ability find a dose that demonstrates the comparability of EB613 to FORTEO in the ongoing Phase 2 clinical trial of EB613; the size and growth of the potential market for EB613 and Entera’s other product candidates including any possible expansion of the market if an orally delivered option is available in addition to an injectable formulation; the scope, progress and costs of developing Entera’s product candidates; Entera’s reliance on third parties to conduct its clinical trials; Entera’s expectations regarding licensing, business transactions and strategic collaborations; Entera’s operation as a development stage company with limited operating history; Entera’s ability to continue as a going concern absent access to sources of liquidity; Entera’s expectations regarding its expenses, revenue, cash resources, including the amount of cash and cash equivalents as of September 30, 2020 referenced above, which has not been audited or reviewed by Entera’s independent registered public accounting firm and should be viewed in the context of all other available information regarding Entera’s results of operations, liquidity and financial condition; Entera’s ability to raise additional capital; Entera’s interpretation of FDA feedback and guidance and how such guidance may impact its clinical development plans; Entera’s ability to obtain and maintain regulatory approval for any of its product candidates; Entera’s ability to comply with Nasdaq’s minimum listing standards and other matters related to compliance with the requirements of being a public company in the United States; Entera’s intellectual property position and its ability to protect its intellectual property; and other factors that are described in the “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Entera’s annual and current filings which are on file with the SEC and available free of charge on the SEC’s website at http://www.sec.gov. Additional factors may be set forth in those sections of Entera’s Quarterly Report on Form 6-K for the quarter ended September 30, 2020, filed with the SEC in the fourth quarter of 2020. In addition to the risks described above and in Entera’s annual report on Form 20-F and current reports on Form 6-K and other filings with the SEC, other unknown or unpredictable factors also could affect Entera’s results. There can be no assurance that the actual results or developments anticipated by Entera will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Entera. Therefore, no assurance can be given that the outcomes stated in such forward-looking statements and estimates will be achieved.

All written and verbal forward-looking statements attributable to Entera or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Entera cautions investors not to rely too heavily on the forward-looking statements Entera makes or that are made on its behalf.  The information in this release is provided only as of the date of this release, and Entera undertakes no obligation, and specifically declines any obligation, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Jonathan Lieber, CFO
Tel: +972-2-532-7151
jon@enterabio.com